SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.2)*

Tropicana Las Vegas Hotel and Casino, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

897085106
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 897085106	13G/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Trustees of General Electric Pension Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON EP

CUSIP No. 897085106	13G/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON GE Capital Debt Advisors, LLC, as investment manager of General Electric Pension Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 897085106	13G/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON GE Asset Management Incorporated, as investment manager of General Electric Pension Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 897085106	13G/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON General Electric Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 897085106	13G/A	Page 6 of 10 Pages

INTRODUCTORY NOTE: This Statement on Schedule 13G/A is filed on behalf of General Electric Company, a New York corporation ("GE"), GE Capital Debt Advisors LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of GE ("GECDA"), GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE ("GEAM"), and the Trustees of General Electric Pension Trust, a New York common law trust ("GEPT") (collectively, the "Reporting Persons"). GEAM and GECDA are registered investment advisers and act(ed) as Investment Manager of GEPT.1

Item 1(a).	NAME OF ISSUER

The name of the issuer is Tropicana Las Vegas Hotel and Casino, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 3801 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i) Trustees of General Electric Pension Trust (see Schedule I);

(ii) GE Capital Debt Advisors LLC as Investment Manager of GEPT

(iii) GE Asset Management Incorporated as Investment Manager of GEPT

(iv) General Electric Company.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal offices of GEPT and GEAM is 1600 Summer Street, Stamford, Connecticut 06904. The address of the principal offices of GECDA is 201 Merritt 7, Norwalk, CT 06851. The address of the principal offices of GE is 3135 Easton Turnpike, Fairfield, Connecticut 06828.

Item 2(c).	CITIZENSHIP

Trustees of General Electric Pension Trust is a New York common law trust. GE Capital Debt Advisors LLC is a Delaware limited liability company. GE Asset Management Incorporated is a Delaware corporation. General Electric Company is a New York corporation

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share (the "Common Stock").

1 The investment management agreement between GECDA and GEPT (the "IMA") was terminated effective September 28, 2012. Following termination of the IMA, GEAM assumed responsibility for managing all GEPT holdings which had been managed by GECDA prior to September 28, 2012.

CUSIP No. 897085106	13G/A	Page 7 of 10 Pages

Item 2(e).	CUSIP NUMBER

897085106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________________

Item 4.	OWNERSHIP

A.	Trustees of General Electric Pension Trust
	(a)	Amount beneficially owned: 0
	(b)	Percent of class: 0.0%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 0
		(ii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 0

B.	GE Capital Debt Advisors LLC
	(a)	Amount beneficially owned: 0
	(b)	Percent of class: 0.0%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 0
		(ii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 0

CUSIP No. 897085106	13G/A	Page 8 of 10 Pages

C.	GE Asset Management Incorporated
	(a)	Amount beneficially owned: 0
	(b)	Percent of class: 0.0%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 0
		(ii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 0

D.	General Electric Company
	(a)	Amount beneficially owned: 0
	(b)	Percent of class: 0.0%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 0
		(ii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 0

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Trustees of General Electric Pension Trust GE Capital Debt Advisors LLC GE Asset Management Incorporated General Electric Company

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

CUSIP No. 897085106	13G/A	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 13, 2013

CUSIP No. 897085106	13G/A	Page 10 of 10 Pages

Schedule I

TRUSTEES OF GENERAL ELECTRIC PENSION TRUST

1600 Summer Street

Stamford, Connecticut 06904

The names of the Trustees of General Electric Pension Trust are as follows:

Dmitri A. Stockton

Paul M. Colonna

Michael T. Cosgrove

Ralph R. Layman

Matthew J. Simpson

Donald W. Torey

Gregory B. Hartch

David W. Wiederecht

Jessica L. Holscott

George A. Bicher

Steven H. Rullo